Exhibit 99.364

A copy of this preliminary short form base prospectus has been filed with the securities regulatory authorities in all of the Provinces of Canada other than Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form base prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base prospectus is obtained from the securities regulatory authorities.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada other than the Province of Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in the Provinces of Canada other than Québec. Copies of the documents incorporated herein by reference may be obtained on request without charge from legal counsel to the Corporation at 77 King St W Suite 3000, Toronto, ON M5K 1G8 or 416.365.3747 and are also available electronically at www.sedar.com.

The securities offered under the short form base prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws and may not be offered or sold in the United States, except in transactions exempt from the registration requirements of the 1933 Act and any applicable state securities laws. This preliminary short form base prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution.”

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue	October 12, 2021

NEXTECH AR SOLUTIONS CORP.

$75,000,000

Common Shares
Debt Securities
Warrants
Subscription Receipts
Units

Nextech AR Solutions Corp. (“Nextech” or the “Corporation”) may offer and issue from time to time common shares of the Corporation (“Common Shares”), debt securities (“Debt Securities”), warrants to purchase Common Shares or Debt Securities (collectively “Warrants”), subscription receipts (“Subscription Receipts”), units (“Units”) comprised of one or more of any of the other securities described herein (all of the foregoing collectively, the “Securities”) or any combination thereof for up to aggregate gross proceeds of $75,000,000 (or the equivalent thereof in other currencies) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. The Corporation will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series. An investor should read this Prospectus and the applicable Prospectus Supplement carefully before investing in any Securities.

All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated. See “Financial and Currency Information”.

Investing in the Securities involves significant risks. Prospective purchasers of the Securities should carefully consider the risk factors described under the heading “Risk Factors” in the Corporation’s Annual Information Form (as defined below), and in this Prospectus and in documents incorporated by reference in this Prospectus.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. federal funds rate.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Corporation may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares are listed on the Canadian Securities Exchange (the “CSE”) and the NEO Exchange (the “NEO”) under the symbol “NTAR”, on the OTCQB under the symbol “NEXCF”, and on the Frankfurt Stock Exchange (the “FSE”) under the symbol “N29”. On October 8, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on each of the CSE, the NEO, the OTCQB and the FSE was $1.89, $1.90, US$1.52 and €1.24, respectively. See “Price Range and Trading Volume”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is no market through which such Securities may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation. See “Risk Factors”.

The Corporation’s principal office is located at 121 Richmond St, Suite 500, Toronto, Ontario, M5H 2K1, and its registered office is located at Suite 1200 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Potential investors are advised to consult their own legal counsel and other professional advisers in order to assess income tax, legal and other aspects of any investment under this Prospectus.

No person has been authorized to give any information other than that contained or incorporated by reference in this Prospectus or any Prospectus Supplement, and if given, such other information must not be relied upon as having been authorized by the Corporation.

The financial statements of the Corporation incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards.

Agent for Service of Process

Evan Gappelberg and Ori Inbar, being directors of the Corporation, reside outside of Canada. Each of these directors has appointed Fogler, Rubinoff LLP at Suite 3000, 77 King Street West, Toronto, Ontario, Canada, M5K 1G8, as his agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any of these directors, even though each such director has appointed an agent for service of process.

TABLE OF CONTENTS

NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
FINANCIAL AND CURRENCY INFORMATION	8
DOCUMENTS INCORPORATED BY REFERENCE	9
AVAILABLE INFORMATION	11
THE CORPORATION	11
CONSOLIDATED CAPITALIZATION	14
EARNINGS COVERAGE RATIOS	14
USE OF PROCEEDS	14
PLAN OF DISTRIBUTION	14
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	15
DESCRIPTION OF DEBT SECURITIES	16
DESCRIPTION OF WARRANTS	17
DESCRIPTION OF SUBSCRIPTION RECEIPTS	18
DESCRIPTION OF UNITS	20
PRIOR SALES	21
PRICE RANGE AND TRADING VOLUME	22
AUDITORS, TRANSFER AGENT AND REGISTRAR	22
LEGAL OPINIONS AND EXPERTS	22
RISK FACTORS	23
PURCHASERS’ STATUTORY RIGHTS	24
CERTIFICATE OF THE CORPORATION	C-1

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained and incorporated by reference herein, including, without limitation, financial and business prospects and financial outlooks, may be “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which reflect management’s expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as “may”, “will,” “should”, “could”, “anticipate”, “believe”, “expect”, “intend”, “plan”, “potential”, “continue” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risks and uncertainties including those discussed under “Risk Factors” and elsewhere in this Prospectus and certain documents incorporated by reference including the Annual Information Form. Although the forward-looking statements are based upon what management believes to be reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors management believes to be reasonable and relevant in the circumstances and at the date that such statements are made, management cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward-looking statements. Some of the assumptions underlying forward-looking statements contained or incorporated by reference in this short form prospectus include, without limitation, assumptions regarding projected capital and operating costs, availability of financing, success of research and development initiatives, continued growth of the augmented reality (“AR”) and ecommerce markets, and the absence of materially adverse changes in equity markets that may impact the Corporation.

Forward-looking statements and other information contained herein concerning management’s general expectations concerning the AR and ecommerce industries are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which management believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented herein, AR, ecommerce and other related industries involve risks and uncertainties and industry data is subject to change based on various factors.

Forward-looking statements included or incorporated by reference in this Prospectus include, but are not limited to, statements with respect to:

●	the economy generally;

●	market participants’ interest in the Corporation’s services and products, both in respect of its current offerings and its proposed roll-out of future products and services;

●	fluctuations in foreign currency exchange rates;

●	business prospects and opportunities;

●	anticipated and unanticipated costs;

●	management’s outlook regarding future trends;

●	uncertainty regarding the market and economic impacts of COVID-19;

●	expectations regarding the Corporation’s revenue, expenses and operations;

●	expectations regarding increased demand for 3D volumetric objects, content and experiences;

●	anticipated cash and financing needs of the Corporation;

●	the Corporation’s plans for and timing of expansion of its solutions and services;

●	future growth plans of the Corporation including the entry into adjacent markets;

●	the acceptance by customers and the marketplace of new technologies and solutions;

●	the Corporation’s ability to attract new customers and develop and maintain existing customers;

●	the Corporation’s ability to attract and retain personnel;

●	future growth of the Corporation and its dependence on continued development of the Corporation’s direct sales force and their ability to obtain new customers;

●	expectations with respect to advancement in the Corporation’s technologies;

●	the competitive position of the Corporation and its expectations regarding competition;

●	regulatory developments and the regulatory environments in which the Corporation operates;

●	anticipated trends and challenges in the Corporation’s business and the markets in which it operates;

●	an increased demand for 3D volumetric objects, content and experiences;

●	the anticipated benefits of the Corporation’s product offerings and services; and

●	the retention of earnings by the Corporation for corporate purposes and the payment of future dividends.

Forward-looking information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: that the Corporation will continue to conduct its operations in a manner consistent with past operations and success of the Corporation’s research and development initiatives; the prospective nature of the Corporation’s products and services as the market for AR and ecommerce evolves; that the Corporation will be able to acquire and retain all applicable intellectual property rights for its products; availability of financing and/or cash flow to fund current and future plans and expenditures; the impact of increasing competition; the general stability of the economic, market and political environment in Canada and other applicable regions as a result of COVID-19 and otherwise; the general continuance of current industry conditions; the timely receipt of any required regulatory approvals; the ability of the Corporation to obtain qualified staff, equipment and/or services in a timely and cost efficient manner; currency, exchange and/or interest rates; the applicable regulatory framework, taxes and/or other regulatory matters in the jurisdictions in which the Corporation operates; and the ability of the Corporation to successfully market its products and services.

Forward looking statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking information, including but not limited to the following:

●	If we are unable to attract new customers or sell additional products to our existing customers, our revenue growth and profitability will be adversely affected.

●	We encounter long sales cycles, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.

●	Downturns or upturns in new sales will not be immediately reflected in operating results and may be difficult to discern.

●	Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.

●	Our ability to retain customers and attract new customers could be adversely affected by an actual or perceived breach of security relating to customer information.

●	We have incurred operating losses in the past and may incur operating losses in the future.

●	If we are unable to develop new products and services, sell our solutions into new markets or further penetrate our existing markets, our revenue will not grow as expected.

●	Our inability to assess and adapt to rapid technological developments could impair our ability to remain competitive.

●	Downturns in general economic and market conditions and reductions in spending may reduce demand for our solutions, which could negatively affect our revenue, results of operations and cash flows.

●	Our ability to continue to sell our products through sales channels and marketplaces such as Amazon, Walmart, and eBay may not meet our expectations.

●	We are subject to fluctuations in currency exchange rates.

●	The markets in which we participate may become competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

●	If we fail to retain our key employees, our business would be harmed and we might not be able to implement our business plan successfully.

●	Our growth is dependent upon the continued development of our direct sales force.

●	If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.

●	Interruptions or delays in the services provided by third party data centers and/or internet service providers could impair the delivery of our solutions and our business could suffer.

●	The use of open-source software in our products may expose us to additional risks and harm our intellectual property.

●	We may not receive significant revenue as a result of our current research and development efforts.

●	Current and future accounting pronouncements and other financial reporting standards might negatively impact our financial results.

●	The Corporation’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies may have a conflict of interest.

●	Our strategy includes pursuing acquisitions and our potential inability to successfully integrate newly acquired companies or businesses may adversely affect our financial results.

●	The market price for the Common Shares may be volatile.

●	We may issue additional Common Shares in the future which may dilute our shareholders’ investments.

●	We may face challenges to our intellectual property rights, which could have a material adverse impact on the Corporation.

●	Uncertainties associated with the economic and market impact related to COVID-19.

●	We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

Although management of the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

These forward-looking statements are made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the date of such document, and the Corporation disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise unless as required by applicable securities laws.

FINANCIAL AND CURRENCY INFORMATION

The audited consolidated annual financial statements of the Corporation for the fiscal year ended December 31, 2020 which were prepared in accordance with International Financial Reporting Standards and are incorporated by reference in this Prospectus, are reported in Canadian dollars.

This Prospectus contains references to United States dollars, Canadian dollars and Euros. In this Prospectus, all references to “$” or “dollars” are to Canadian dollars, references to “US$” are references to United States dollars and references to “€”. All amounts are stated in Canadian dollars unless otherwise indicated. On October 8, 2021, (i) the daily rate of exchange, as quoted by the Bank of Canada, for Canadian dollars in terms of U.S. dollars was US$1.00=$1.2482 or $1.00=US$0.8012; and (ii) the daily rate of exchange, as quoted by the Bank of Canada, for Canadian dollars in terms of Euros was €1.00=$1.4441 or $1.00=€0.6925.

The following table reflects the high and low rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods, and the average rates of exchange during such periods, based on the Bank of Canada average daily exchange rate:

	Six months ended,		Fiscal year ended
	June 30, 2021	June 30, 2020	December 31, 2020	December 31, 2019(1)	May 31, 2019
High	1.2828	1.4496	1.4496	1.3527	1.3642
Low	1.2040	1.2970	1.2718	1.3216	1.2803
End of period	1.2394	1.3628	1.2732	1.2988	1.3527
Average for period	1.2470	1.3651	1.3415	1.3269	1.3224

(1)	The fiscal year ended December 31, 2020 consisted of a seven month period as a result of the change of fiscal year end of the Corporation from May 31 to December 31.

The following table reflects the high and low rates of exchange for one Euro, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods, and the average rates of exchange during such periods, based on the Bank of Canada average daily exchange rate:

	Six months ended,		Fiscal year ended
	June 30, 2021	June 30, 2020	December 31, 2020	December 31, 2019(1)	May 31, 2019
High	1.5641	1.5772	1.5851	1.5110	1.5613
Low	1.4620	1.4282	1.4242	1.4438	1.4791
End of period	1.4699	1.5305	1.5608	1.4583	1.5098
Average for period	1.5026	1.5041	1.5298	1.4700	1.5127

(1)	The fiscal year ended December 31, 2020 consisted of a seven month period as a result of the change of fiscal year end of the Corporation from May 31 to December 31.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the various securities commissions in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the annual information form of the Corporation for the year ended December 31, 2020 dated as of September 29, 2021 (the “Annual Information Form”);

(b)	the audited consolidated annual financial statements of the Corporation for the fiscal year ended December 31, 2020, the seven months ended December 31, 2019 and the fiscal year ended May 31, 2019, together with the independent auditors’ report thereon and the notes thereto (the “Annual Financial Statements”);

(c)	the unaudited consolidated interim financial statements of the Corporation for the six month periods ended June 30, 2021 and June 30, 2020, together with the notes thereto (the “Interim Financial Statements”);

(d)	the management’s discussion and analysis of the Corporation relating to the audited consolidated annual financial statements of the Corporation for the fiscal year ended December 31, 2020;

(e)	the management’s discussion and analysis of the Corporation relating to the unaudited consolidated interim financial statements of the Corporation for the six month period ended June 30, 2021;

(f)	the management information circular of the Corporation dated August 5, 2021 in respect of the annual and special shareholders meeting of the Corporation to be held on September 14, 2021;

(g)	the material change report of the Corporation dated February 23, 2021 with respect to the execution of an underwriting agreement pursuant to which the underwriter agreed to purchase, on a bought-deal basis, 2,000,000 units of the Corporation at a price of $5.00 per unit for gross proceeds of $10,000,000, subject to increase pursuant to an over-allotment offering (the “Offering”).;

(h)	the material change report of the Corporation dated April 9, 2021 with respect to the closing of the Offering;

(i)	the material change report of the Corporation dated June 29, 2021 with respect to the acquisition of by the Corporation of Threedy.ai Inc.; and

(j)	the material change report of the Corporation dated September 1, 2021 with respect to the acquisition of by the Corporation of ARWAY Ltd.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and the readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual consolidated financial statements being filed by the Corporation with the applicable securities commissions or similar regulatory authorities during the duration that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the accompanying management’s discussion and analysis, information circulars filed prior to the commencement of the financial year of the Corporation in respect of which the new annual information form is filed and material change reports filed prior to the end of the financial year of the Corporation in respect of which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for the annual meeting of shareholders being filed by the Corporation with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated or deemed to be incorporated herein by reference may be obtained on request without charge from legal counsel to the Corporation at 77 King St W Suite 3000, Toronto, ON M5K 1G8 or 416.365.3747 and are also available electronically at www.sedar.com.

The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

AVAILABLE INFORMATION

The Corporation files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces of Canada, other than Québec. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

THE CORPORATION

General

Nextech AR Solutions Corp. was incorporated on January 12, 2018 under the Business Corporations Act (British Columbia) (the “BCBCA”). The Corporation is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Common Shares of are listed for trading on the NEO and the CSE under the symbol “NTAR”, are quoted on the OTCQB under the symbol “NEXCF” and are quoted on the FSE under the symbol “N29”. The principal offices of the Corporation are located at 121 Richmond St, Suite 500, Toronto, Ontario, M5H 2K1. The Corporation’s registered and records office is located at Suite 1200 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

The Corporation has six direct, wholly-owned subsidiaries: (1) Nextech AR Solutions USA LLC., a company incorporated under the laws of the State of Delaware on October 3, 2018; (2) AR Ecommerce, LLC, a Delaware limited liability company acquired on January 14, 2019; (3) Jolokia Corporation, a California corporation acquired on April 30, 2020; (4) Nextech AR Solutions PTE. Ltd. a company incorporated under the laws of Singapore on February 19, 2021; (5) Threedy.ai Inc., a Delaware corporation acquired on June 25, 2021; and (6) ARWAY Ltd., a corporation existing under the laws of England acquired on August 26, 2021

As used in this Prospectus, except as otherwise required by the context, reference to “Nextech” means the Corporation and its subsidiaries.

Nextech is a provider of AR solutions and various other e-commerce platforms. Nextech’s business strategy has been to create new products, marketplaces and platforms organically or through acquisition. In certain situations, Nextech also provides professional services to customers which can include designing, building virtual events and publishing AR content. Nextech currently sells a variety of houseware and supplement products through multiple e-commerce channels, and owns a technology stack for the publishing and distribution of AR across all verticals including e-commerce, virtual events, learning and training, digital advertising and entertainment. Further information regarding the business of Nextech and its operations can be found in the Annual Information Form and other documents incorporated herein by reference.

Use of Proceeds from Previous Financings

April 2021 Financing

On April 8, 2021, the Corporation completed a private placement of 2,801,500 units of the Corporation at a price of $5.00 per unit, and 100,000 share purchase warrants issued upon exercise of an over-allotment option at a price of $0.5429 each, for gross proceeds of approximately $14 million. Each unit consisted of one Common Share and one-half of one transferrable share purchase warrant of the Corporation. Each warrant is exercisable into one additional Common Share at a price of $6.00 per share for a period of two years, subject to accelerated expiry provisions. The Corporation previously disclosed that the use of proceeds includes sales and marketing, research and development, and general working capital purposes.

Description	Prior Disclosure(1)	Actual Spent	Remaining	Total	Variance
Sales and marketing expenses
Salaries, Consulting Fees, Commissions and Benefits	$5,847,000	6,068,518	247,951	$6,316,469	See note 1
Research and Development
Salaries, Consulting Fees, Commissions and Benefits	$3,109,000	4,005,222	163,648	$4,168,869	See note 1
Working capital and general corporate purposes	$3,180,500	2,063,296	84,303	$2,147,599	See note 1

(1)	This prior disclosure was based on the Corporation receiving net proceeds of $12,163,500. On April 8, 2021, the Corporation completed the marketed short form prospectus offering as described above and received net proceeds of $12,632,937. During this time period the Corporation utilized the proceeds more towards research and development, and sales and marketing than originally anticipated.

August 2020 Financing

On August 20, 2020, the Corporation completed a marketed short form prospectus offering of 2,035,000 units of the Corporation at a price of $6.50 per unit for gross proceeds of $13,227,500. Each unit consisted of one Common Share and one-half of one transferrable share purchase warrant of the Corporation. Each warrant is exercisable into one additional Common Share at a price of $8.00 per share for a period of two years, subject to accelerated expiry provisions. The Corporation previously disclosed that the use of proceeds includes: sales and marketing expenses, research and development, working capital, potential strategic acquisitions and general corporate purposes.

Description	Prior Disclosure(2)	Actual Spent	Remaining	Total	Variance(2)
Sales and marketing expenses
Salaries, Consulting Fees, Commissions and Benefits	$5,704,785	$4,960,286	nil	$4,960,286	See note 1
Equipment, Tools and Software	$1,253,350	$1,089,782	nil	$1,089,782	See note 1
Research and development,
Salaries, Consulting Fees, Commissions and Benefits	$4,302,000	$3,740,570	nil	$3,740,570	See note 1
Equipment, Tools and Software	$49,992	$43,468	nil	$43,468	See note 1
Working Capital and general corporate	$2,639,873	$2,295,358	nil	$2,295,358	See note 1

(1)	This prior disclosure was based on the Corporation receiving net proceeds of $13,950,000. On August 20, 2020, the Corporation completed the marketed short form prospectus offering as described above and received net proceeds of $12,129,465.

June 2020 Financing

On June 17, 2020, the Corporation completed a private placement of 1,528,036 units of the Corporation at a price of $2.10 per unit for gross proceeds of $3,208,875. Each unit consisted of one Common Share and one-half of one transferrable share purchase warrant of the Corporation. Each warrant is exercisable into one additional Common Share at a price of $3.00 per share for a period of two years, subject to accelerated expiry provisions. The Corporation previously disclosed that the use of proceeds includes: growing sales and engineering teams, pursuing strategic M&A opportunities, and for general working capital purposes.

Description	Prior Disclosure	Actual Spent	Remaining	Total	Variance
Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	$3,027,366	nil	nil	nil

CONSOLIDATED CAPITALIZATION

Other than as noted in the section entitled “Prior Sales”, there has been no material change in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements, which are incorporated by reference in this Prospectus.

EARNINGS COVERAGE RATIOS

If the Corporation offers any Debt Securities having a term to maturity in excess of one year under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities, as applicable.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities for cash will be used for general corporate purposes, including working capital, funding ongoing operation and/or capital requirements, reducing the level of indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. Each Prospectus Supplement will contain specific information, if any, concerning the use of proceeds from that sale of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Corporation’s funds, unless otherwise stated in the applicable Prospectus Supplement.

The Corporation incurred negative operating cash flow for the financial year ended December 31, 2020. The Corporation expects to use the net proceeds from the sale of Securities under the Prospectus in pursuit of objectives set out in the preceding paragraphs and as supplemented by each Prospectus Supplement; however, to the extent that the Corporation has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the sale of securities under the Prospectus and/or its existing working capital to fund such negative cash flow. In addition, the funds raised pursuant to any sale of Securities under the Prospectus may not be sufficient to fund the Corporation’s objectives as set out above and as supplemented by Prospectus Supplements to this Prospectus. See “Risk Factors”.

PLAN OF DISTRIBUTION

The Corporation may sell the Securities, separately or together, to or through underwriters or dealers purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

In connection with an Acquisition, Securities may be offered and issued at a deemed price or deemed prices determined either when the terms of the Acquisition are tentatively or finally agreed to, when the Acquisition is completed, when the Corporation issues the Securities or during some other negotiated period.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Corporation is authorized to issue an unlimited number of Common Shares. There were 86,584,504 Common Shares issued and outstanding as of October 12, 2021.

Each Common Share carries the right to one vote. The holders of the Common Shares are entitled to notice of, to attend, and to vote at all meetings of the Corporation’s shareholders. The Common Shares are entitled to receive dividends if, as and when declared by the directors, and rank pari-passu with one another in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Corporation. The Common Shares carry no pre-emptive rights, conversion or exchange rights, retraction, sinking fund or purchase fund provisions. There are no provisions requiring the holders of the Common Shares to contribute additional capital and no restrictions on the issuance of additional securities by the Corporation. There are no restrictions on the repurchase or redemption of Common Shares by the Corporation except as any such repurchase or redemption would render the Corporation insolvent pursuant to the BCBCA.

DESCRIPTION OF DEBT SECURITIES

As of the date of this Prospectus, the Corporation has no Debt Securities outstanding. The Corporation may issue Debt Securities, separately or together, with Common Shares, Warrants, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued under an indenture with a trustee to be named in a Prospectus Supplement. A copy of the indenture relating to an offering of Debt Securities will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Debt Securities that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below. The specific terms and provisions of the Debt Securities, and the extent to which the general terms of the Debt Securities described in this Prospectus apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

●	the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution);

●	the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable;

●	the percentage of the principal amount at which such Debt Securities will be issued;

●	the date or dates on which such Debt Securities will mature;

●	any mandatory or optional redemption provisions applicable to the Debt Securities;

●	any sinking fund or analogous redemption provisions applicable to the Debt Securities;

●	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

●	the dates on which any such interest will be payable and the record dates for such payments;

●	the form of consideration for payment of any interest and/or principal payments (whether by cash, Common Shares or other securities, or a combination thereof);

●	the trustee under the indenture pursuant to which the Debt Securities are to be issued;

●	the designation and terms of such Debt Securities, and the number of Debt Securities that will be offered;

●	any redemption term or terms under which such Debt Securities may be defeased;

●	any exchange or conversion terms;

●	any provisions relating to any security provided for the Debt Securities;

●	event of default provisions contained in the indenture pursuant to which the Debt Securities are to be issued;

●	whether the Debt Securities will be senior or subordinated to other liabilities of the Corporation;

●	if applicable, the identity of the Debt Security agent;

●	whether the Debt Securities will be listed on any securities exchange;

●	whether the Debt Securities will be issued with any other securities and, if so, the amount and terms of these securities;

●	any minimum or maximum subscription amount;

●	whether the Debt Securities are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Debt Securities;

●	material Canadian federal income tax consequences of owning the Debt Securities;

●	any other rights, privileges, restrictions and conditions attaching to the Debt Securities; and

●	any other material terms or conditions of the Debt Securities.

If the Corporation denominates the purchase price of any of the Debt Securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the Corporation will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units in the applicable Prospectus Supplement. Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. To the extent any Debt Securities are convertible into other securities, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF WARRANTS

The Corporation may issue Warrants, separately or together, with Common Shares, Subscription Receipts, Debt Securities or Units or any combination thereof, as the case may be. The Warrants will be issued under a separate Warrant agreement or indenture. A copy of the Warrant agreement or indenture relating to an offering of Warrants will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Warrants that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below. The specific terms and provisions of the Warrants, and the extent to which the general terms of the Warrants described in this Prospectus apply to those Warrants, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the number of Warrants offered;

●	the price or prices, if any, at which the Warrants will be issued;

●	the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution);

●	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

●	the securities for which the Warrants are exercisable;

●	conditions to the exercise of Warrants into securities, and the consequences of such conditions not being satisfied;

●	the number of securities that may be issued upon the exercise of each Warrant and the price per security or the aggregate principal amount, denominations and terms of the series of debt securities that may be issued upon exercise of the Warrant, and the events or conditions under which the amount of securities may be subject to adjustment;

●	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

●	the circumstances, if any, which will cause the Warrants to be deemed to be automatically exercised;

●	if applicable, the identity of the Warrant agent;

●	whether the Warrants will be listed on any securities exchange;

●	whether the Warrants will be issued with any other securities and, if so, the amount and terms of these securities;

●	any minimum or maximum subscription amount;

●	whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Warrants and the securities to be issued upon exercise of the Warrants;

●	material Canadian federal income tax consequences of owning the Warrants and the securities to be issued upon exercise of the Warrants;

●	any other rights, privileges, restrictions and conditions attaching to the Warrants and the securities to be issued upon exercise of the Warrants; and

●	any other material terms or conditions of the Warrants and the securities to be issued upon exercise of the Warrants.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

As of the date of this Prospectus, the Corporation has no Subscription Receipts outstanding. The Corporation may issue Subscription Receipts, separately or together, with Common Shares, Warrants, Debt Securities or Units or any combination thereof, as the case may be. The Subscription Receipts will be issued under an agreement or indenture. A copy of the Subscription Receipts agreement or indenture relating to an offering of Subscription Receipts will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Subscription Receipts that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below. The specific terms and provisions of the Subscription Receipts, and the extent to which the general terms of the Subscription Receipts described in this Prospectus apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the number of Subscription Receipts offered;

●	the price or prices, if any, at which the Subscription Receipts will be issued;

●	the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution);

●	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

●	the securities into which the Subscription Receipts may be exchanged;

●	conditions to the exchange of Subscription Receipts into securities and the consequences of such conditions not being satisfied;

●	the number of securities that may be issued upon the exchange of each Subscription Receipt and the price per security or the aggregate principal amount, denominations and terms of the series of debt securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of securities may be subject to adjustment;

●	the dates or periods during which the Subscription Receipts may be exchanged;

●	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

●	provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

●	if applicable, the identity of the Subscription Receipt agent;

●	whether the Subscription Receipts will be listed on any securities exchange;

●	whether the Subscription Receipts will be issued with any other securities and, if so, the amount and terms of these securities;

●	any minimum or maximum subscription amount;

●	whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts;

●	material Canadian federal income tax consequences of owning the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts; and

●	any other material terms or conditions of the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF UNITS

As of the date of this Prospectus, the Corporation has no Units outstanding. The Corporation may issue Units, separately or together, with Common Shares, Warrants, Subscription Receipts, or Debt Securities or any combination thereof, as the case may be. Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit, and as such will have the rights and obligations of a holder of each such Security. The following describes the general terms that will apply to any Units that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below. The specific terms and provisions of the Units, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the number of Units offered;

●	the price or prices, if any, at which the Units will be issued;

●	the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution);

●	the currency at which the Units will be offered;

●	the securities comprising the Units;

●	whether the Units will be issued with any other securities and, if so, the amount and terms of these securities;

●	any minimum or maximum subscription amount;

●	whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Units or the Securities comprising the Units;

●	material Canadian federal income tax consequences of owning the Securities comprising the Units;

●	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

●	any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

PRIOR SALES

The following table contains details of the prior sales of securities by the Corporation during the 12 months preceding the date of this Prospectus:

Date of Issue	Type of Securities	Number of Securities		Issue or Exercise or Conversion Price per Security
September 29, 2020	Common Shares	37,500		(1)
September 30, 2020	Stock Options	930,000	(2)	$5.59
October 2, 2020	Stock Options	50,000	(3)	$5.76
November 18, 2020	Stock Options	500,000	(4)	$7.24
December 11, 2020	Stock Options	33,000	(5)	$6.51
December 23, 2020	Stock Options	175,000	(6)	$6.64
January 5, 2021	Stock Options	200,000	(7)	$6.85
January 13, 2021	Stock Options	45,000	(8)	$5.80
January 26, 2021	Stock Options	5,000	(9)	$5.00
January 27, 2021	Stock Options	15,000	(10)	$5.35
February 3, 2021	Stock Options	27,000	(11)	$6.60
April 8, 2021	Subject Units(12)	2,801,500		$5.00
Subject Warrants		100,000		$0.5429
Compensation Options(13)		203,105		N/A
May 20, 2021	Stock Options	935,000	(14)	$2.59
June 1, 2021	Stock Options	385,000	(15)	$2.56
June 25, 2021	Common Shares	3,877,551		(16)
August 26, 2021	Common Shares	609,666		(17)
September 2, 2021	Stock Options (18)	60,000		$2.14
September 14, 2021	Common Shares (19)	37,941		$2.07
September 16, 2021	Common Shares	18,000		$0.25
September 17, 2021	Common Shares	250,000		$0.29
September 30, 2021	Common Shares	30,000		$0.93
September 30, 2021	Common Shares	60,000		$0.25

(1)	These Common Shares were issued in partial consideration of the acquisition by the Corporation of the AR app “AirShow”.
(2)	These stock options expire on September 20, 2023.
(3)	These stock options expire on October 2, 2023.
(4)	These stock options expire on November 18, 2023.
(5)	These stock options expire on December 11, 2023.
(6)	These stock options expire on December 23, 2023.
(7)	These stock options expire on January 5, 2024.
(8)	These stock options expire on January 13, 2024.
(9)	These stock options expire on January 26, 2024.
(10)	These stock options expire on January 27, 2024.
(11)	These stock options expire on February 3, 2024.
(12)	Each unit (a “Subject Unit”) consisted of one Common Share and one-half of one share purchase warrant, with each whole share purchase warrant (a “Subject Warrant”) entitling the holder to acquire one additional Common Share at an exercise price of $6.00 until April 8, 2023 subject to acceleration in certain circumstances.
(13)	Each compensation option entitles the holder to acquire one Subject Unit at an exercise price of $5.00 until April 8, 2023.
(14)	These stock options expire May 20, 2024.
(15)	These stock options expire June 1, 2024.
(16)	These Common Shares were issued in consideration of the acquisition by the Corporation of Threedy.ai, Inc.
(17)	These Common Shares were issued in consideration of the acquisition by the Corporation of ARWAY Ltd.
(18)	These stock options expire September 2, 2024.
(19)	These Common Shares were issued as consideration for shares for services at a deemed value of C$2.07 per Common Share.

PRICE RANGE AND TRADING VOLUME

The principal market on which the Common Shares trade is the CSE. The Common Shares also trade on the NEO, the OTCQX and the FSE. The following tables set forth the reported intraday high and low prices and the aggregate volume of trading of the Common Shares on the CSE for the periods indicated during the 12-month period prior to the date of this Prospectus:

Month	High	Low	Volume
October 2021(1)	$1.91	$1.77	122,737
September 2021	$2.20	$1.88	473,686
August 2021	$2.60	$1.80	1,305,831
July 2021	$2.90	$1.91	762,031
June 2021	$3.65	$2.45	908,128
May 2021	$3.15	$1.84	940,534
April 2021	$4.35	$2.22	1,505,645
March 2021	$5.49	$4.05	1,223,868
February 2021	$6.90	$4.88	2,678,179
January 2021	$6.94	$4.71	1,139,868
December 2020	$7.63	$6.22	3,605,828
November 2020	$8.24	$6.01	4,751,433
October 2020	$9.14	$5.61	6,204,223

(1)	Reflecting the period from October 1, 2021 to October 8, 2021, inclusive.

The closing price of the Common Shares on the CSE on October 8, 2021 was $1.89.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Corporation’s registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its principal offices at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

The auditors of the Corporation are Marcum, LLP (“Marcum”), at their offices at Suite 1700, 1 Montgomery Street, San Francisco, California, USA, 94014. Marcum is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

LEGAL OPINIONS AND EXPERTS

Certain Canadian legal matters relating to the offering of Securities hereunder will be passed upon on behalf of the Corporation by Fogler, Rubinoff LLP.

Interests of Experts

As of October 12, 2021, the partners and associates of Fogler, Rubinoff LLP, as a group, own Common Shares representing less than 1% of all of the issued and outstanding Common Shares.

The Annual Financial Statements incorporated by reference in this Prospectus have been audited by Dale Matheson Carr-Hilton Labonte LLP. Dale Matheson Carr-Hilton Labonte LLP has advised the Corporation that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including the factors described under the heading “Risk Factors” in the Annual Information Form, and any other risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are inter-related and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the Annual Information Form, in another document incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operation. The Corporation cannot assure purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the Annual Information Form, in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

The Corporation has a history of negative operating cash flow, and may continue to experience negative operating cash flow.

The Corporation expects to incur continued losses and generate negative cash flow until the Corporation can produce sufficient revenues to cover its costs. The Corporation’s ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Corporation’s ability to develop and market its products and services on a profitable basis. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to deploy a portion of its cash reserves to fund such negative cash flow. There can be no assurances that the Corporation will be able to achieve, or, if achieved, sustain, a positive operating cash flow or that the Corporation will become profitable. If the Corporation does not achieve positive cash flows, the Corporation may not be able to continue to fund its operations.

As at September 30, 2021, the Corporation had approximately $8 million in cash and approximately $10 million in working capital. The Corporation’s existing cash and working capital are expected to provide sufficient liquidity to meet necessary cash outflow requirements for at least the next twelve months. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Corporation, or that it will be available on terms which are acceptable to management.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement (including a pricing supplement) relating to the securities purchased by a purchaser and any amendment thereto. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus or prospectus supplement (including a pricing supplement) relating to the securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Corporation (including, if offered separately, Warrants, Subscription Receipts, and convertible or exchangeable debt securities) will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities. Other than in the case of an offering of Warrants, Subscription Receipts, or convertible or exchangeable debt securities that may reasonably be regarded as incidental to the offering as a whole, the contractual right of rescission will entitle such original purchasers to receive the original amount paid for the convertible securities and any additional amount paid upon the conversion, exchange or exercise of such securities, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the Securities that were purchased under a prospectus, and therefore, a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: October 12, 2021

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation in all of the Provinces of Canada other than Québec.

(Signed) “Evan Gappelberg”	(Signed) “Andrew Chan”
Evan Gappelberg Chief Executive Officer	Andrew Chan Chief Financial Officer

On behalf of the Board of Directors

(Signed) “Paul Duffy”	(Signed) “Belinda Tyldesley”
Paul Duffy Director	Belinda Tyldesley Director

C-1